-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
                                SECTION 14(d)(1)
                        (Amendment No.6 Final Amendment)
                                  SCHEDULE 13D
                               (Amendment No. 4)*
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                              TSI Incorporated
                       ----------------------------------
                       (Name of Subject Company [Issuer])

            John J. Fauth, JJF Group, Inc. and JJF Acquisition, Inc.
           ----------------------------------------------------------
                                    (Bidder)

                            Common Stock $.10 Par Value
                           -----------------------------
                         (Title of Class of Securities)

                                     872876107
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)

           (Name, Address and Telephone numbers of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

Copies to:                   Richard D. McNeil, Esq.
                            Richard A. Primuth, Esq.
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                          Minneapolis, Minnesota  55402
                                 (612) 371-3211

-------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
          Transaction valuation                 Amount of filing fee(2)
-------------------------------------------------------------------------------
             $154,476,140(1)                           $30,895.23
-------------------------------------------------------------------------------

(1) Estimated for purposes of calculating the filing fee only. The calculation is based on the purchase of an aggregate of 11,034,000 shares of TSI Incorporated, which (i) includes 11,232,816 shares of currently outstanding shares of TSI common stock as of June 16, 1999 as disclosed in TSI's Form 10-K for the fiscal year ended March 31, 1999; (ii) includes 810,194 shares of TSI's common stock subject to outstanding options as of March 31, 1999 as disclosed in TSI's Form 10-K; and (iii) excludes 1,009,000 shares of common stock owned by the bidder.

(2)  Calculated based upon 1/50 of 1% of the transaction valuation.

(*)  This statement is also being filed to satisfy the reporting requirements of
     Section 13(d) of the Securities and Exchange Act of 1934, as amended, and shall constitute Amendment No. 4 to the Statement of Schedule 13(D), filed with the Securities and Exchange Commission on June 2, 1999 by John J. Fauth as amended.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      Not applicable     Filing Party:  Not applicable
Form or Registration No.:    Not applicable     Date Filed:    Not applicable



872876107
-----------------------------------
(CUSIP NO. of Class of Securities)

-------------------------------------------------------------------------------
 (1)  Names of reporting person          John J. Fauth
      I.R.S. Identification Nos. of
      above persons (entities only)
-------------------------------------------------------------------------------
 (2)  Check the appropriate box if a     (a)  / /
      member of a group (see             --------------------------------------
      instructions).                     (b)  / /
-------------------------------------------------------------------------------
 (3)  SEC use only
-------------------------------------------------------------------------------
 (4)  Source of funds (see               PF, 00
      instructions)
-------------------------------------------------------------------------------
 (5)  Check if disclosure of legal       / /
      proceedings is required pursuant
      to Items 2(e) or 2(f).
-------------------------------------------------------------------------------
 (6)  Citizenship or place of            United States
      organization
-------------------------------------------------------------------------------
 (7)  Aggregate amount beneficially      1,009,000
      owned by each reporting person.
-------------------------------------------------------------------------------
 (8)  Check if the aggregate amount in   / /
      Row (7) excludes certain shares
      (see instructions).
-------------------------------------------------------------------------------
 (9)  Percent of class represented by    9.0%
      amount in Row (7)
-------------------------------------------------------------------------------
 (10)  Type of reporting person (see     IN
       instructions)
-------------------------------------------------------------------------------

872876107
-----------------------------------
(CUSIP NO. of Class of Securities)

-------------------------------------------------------------------------------
 (1)  Name of reporting person           JJF Group, Inc.
      I.R.S. Identification Nos. of
      above persons (entities only)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 (2)  Check the appropriate box if a     (a)  / /
      member of a group (see             --------------------------------------
      instructions).                     (b)  / /
-------------------------------------------------------------------------------
 (3)  SEC use only
-------------------------------------------------------------------------------
 (4)  Source of funds (see               OO
      instructions)
-------------------------------------------------------------------------------
 (5)  Check if disclosure of legal       / /
      proceedings is required pursuant
      to Items 2(e) or 2(f)
-------------------------------------------------------------------------------
 (6)  Citizenship or place of            United States
      organization
-------------------------------------------------------------------------------
 (7)  Aggregate amount beneficially
      owned by each reporting person     1,009,000
-------------------------------------------------------------------------------
 (8)  Check if the aggregate amount in   / /
      Row (7) excludes certain shares
      (see instructions).
-------------------------------------------------------------------------------
 (9   Percent of class represented by
      amount in Row (7)                  9.0%
-------------------------------------------------------------------------------
 (10)  Type of reporting person (see
       instructions)                     CO
-------------------------------------------------------------------------------

872876107
-----------------------------------
(CUSIP NO. of Class of Securities)

-------------------------------------------------------------------------------
 (1)  Name of reporting person           JJF Acquisition, Inc.
      I.R.S. Identification Nos. of
      above persons (entities only)
-------------------------------------------------------------------------------
 (2)  Check the appropriate box if a     (a)  / /
      member of a group (see             --------------------------------------
      instructions).                     (b)  / /
-------------------------------------------------------------------------------
 (3)  SEC use only
-------------------------------------------------------------------------------
 (4)  Source of funds (see               OO
      instructions)
-------------------------------------------------------------------------------
 (5)  Check if disclosure of legal       / /
      proceedings is required pursuant
      to Items 2(e) or 2(f)
-------------------------------------------------------------------------------
 (6)  Citizenship or place of            United States
      organization
-------------------------------------------------------------------------------
 (7)  Aggregate amount beneficially
      owned by each reporting person     1,009,000
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 (8)  Check if the aggregate amount in   / /
      Row (7) excludes certain shares
      (see instructions).
-------------------------------------------------------------------------------
 (9   Percent of class represented by
      amount in Row (7)                  9.0%
-------------------------------------------------------------------------------
 (10)  Type of reporting person (see
       instructions)                     CO
-------------------------------------------------------------------------------

     The purpose of this amendment is to amend and supplement the Purchaser's Tender Offer Statement on Schedule 14D-1 filed on July 12, 1999, and to file an additional exhibit. Capitalized terms used herein and not defined have the meanings ascribed to them in the Schedule 14D-1 or in the Offer to Purchase.

ITEM 10:  ADDITIONAL INFORMATION.

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following:

     The Purchaser's offer terminated on August 11, 1999 with the conditions to the offer not having been satisfied. No Shares were accepted for payment or paid pursuant to the Offer and all Shares previously tendered will be returned by the Depositary. A copy of the Purchaser's press release dated August 11, 1999 is attached hereto as Exhibit (a)(19) and is incorporated herein by reference.

ITEM 11:  MATERIAL TO BE FILED AS EXHIBITS.

*(a)(1)   Offer to Purchase dated July 12, 1999.


*(a)(2)   Form of Letter of Transmittal.

*(a)(3)   Form of Notice of Guaranteed Delivery.

*(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(5)   Form of Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees.

*(a)(6)   Text of press release issued by the Purchaser dated July 9, 1999.

*(a)(7)   Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.


                                  Page 4 of 8

*(a)(8)   Form of summary advertisement dated June 13, 1999.

*(a)(9)   Definitive Proxy Materials filed July 2, 1999 with the Securities and
          Exchange Commission by John J. Fauth and JJF Group, Inc. for the
          Annual Meeting of Shareholders of TSI Incorporation (SEC File No. 000-
          02958), incorporated herein by reference.

*(a)(10)  Supplement of July 12, 1999 to Proxy Statement of John J. Fauth and
          JJF Group, Inc.

*(a)(11)  Letter to TSI shareholders dated July 13, 1999.

*(a)(12)  Advertisement dated July 15, 1999.

*(a)(13)  Letter to TSI shareholders dated July 15, 1999.

*(a)(14)  Letter from R.J. Steichen & Co. to TSI shareholders dated July 16,
          1999.

*(a)(15)  Press Release dated July 15, 1999.

*(a)(16)  Press Release dated July 19, 1999.

*(a)(17)  Advertisement dated July 21, 1999.

*(a)(18)  Press Release dated July 21, 1999.

(a)(19)   Press Release dated August 11, 1999.

*(b)(1)   Highly Confident Letter from BNY Capital Markets, Inc. dated July 9,
          1999.

*(b)(2)   Form of Margin Loan Agreement (previously filed with the Statement of
          Schedule 13(D), filed with the Securities and Exchange Commission on June 2, 1999 by John J. Fauth.

(c)  None.

(d)  None.

(e)  Not applicable.

(f)  None.

---------------
*    Previously filed.

                                    SIGNATURE

After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 1999

                                     JJF ACQUISITION, INC.


                                     By:   /s/ John J. Fauth
                                         -------------------------------------
                                         John J. Fauth, President



                                     JJF GROUP, INC.


                                     By:  /s/ John J. Fauth
                                         -------------------------------------
                                         John J. Fauth, President


                                       /s/ John J. Fauth
                                     -----------------------------------------
                                     John J. Fauth

                                  EXHIBIT INDEX

EXHIBIT NAME
*(a)(1)   Offer to Purchase dated July 12, 1999.

*(a)(2)   Form of Letter of Transmittal.

*(a)(3)   Form of Notice of Guaranteed Delivery.

*(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(5)   Form of Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees.

*(a)(6)   Text of press release issued by the Purchaser dated July 9, 1999.

*(a)(7)   Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.

*(a)(8)   Form of summary advertisement dated July 13, 1999.

*(a)(9)   Definitive Proxy Materials filed July 2, 1999 with the Securities and
          Exchange Commission by John J. Fauth and JJF Group, Inc. for the
          Annual Meeting of Shareholders of TSI Incorporation (SEC File No. 000-
          02958), incorporated herein by reference.

*(a)(10)  Supplement of July 12, 1999 to Proxy Statement of John J. Fauth and
          JJF Group, Inc.

*(a)(11)  Letter to TSI shareholders dated July 13, 1999.

*(a)(12)  Advertisement dated July 15, 1999.

*(a)(13)  Letter to TSI shareholders dated July 15, 1999.

*(a)(14)  Letter from R.J. Steichen & Co. to TSI shareholders dated July 16,
          1999.

*(a)(15)  Press Release dated July 15, 1999.

*(a)(16)  Press Release dated July 19, 1999.

                                  Page 7 of 8

*(a)(17)  Advertisement dated July 21, 1999.

*(a)(18)  Press Release dated July 21, 1999.

(a)(19)   Press Release dated August 11, 1999.

*(b)(1)   Highly Confident Letter from BNY Capital Markets, Inc. dated July 9,
          1999.

*(b)(2)   Form of Margin Loan Agreement (previously filed with the Statement of
          Schedule 13(D), filed with the Securities and Exchange Commission on June 2, 1999 by John J. Fauth.

(c)  None.

(d)  None.

(e)  Not applicable.

(f)  None.


---------------
*    Previously filed.


                                  Page 8 of 8